U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                               Commission File Number: 333-53737
                                               CUSIP Number: 58117F 10 4


(Check One):   [_] Form 10-K and Form 10-KSB  [_] Form 20-F     [_] Form 11-K
               [X] Form 10-Q and Form 10-QSB  [_] Form N-SAR

          For Period Ended:               September 30, 2000
                           -----------------------------------------------------


     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

     For the Transition Period Ended:______________________________________

     Read attached  Instruction  Sheet Before  Preparing  Form.  Please Print or
Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

McHenry Metals Golf Corp.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

1945 Camino Vida Roble, Suite J
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Carlsbad, California 92008
________________________________________________________________________________
City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]       (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report; transition report on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will be filed  on or before the fifteenth  calendar day  following the
               prescribed  due  date;  or  the  subject   quarterly   report  or
               transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

        State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

There are several uncertainties which currently exist that preclude the Company from filing its Quarterly Report on Form 10-QSB in a timely manner without unreasonable time or expense. Several of these uncertainties are expected to be resolved shortly. The Company has, however, used its best efforts to file the Quarterly Report on Form 10-QSB in a timely manner. The Company believes that it will be able to file this Quarterly Report within the five day extension period permitted by Rule 12b-25.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Bradley J. Wilhite                  (760)   929-0015 x 105
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        IN 1999, THE COMPANY, GENERATED NET REVENUES OF $3.6 MILLION AND A NET LOSS OF $4.9 MILLION. FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000, NET SALES WERE APPROXIMATELY $1.5 MILLION AND THE NET LOSS TO BE REPORTED WILL BE APPROXIMATELY $427.0 THOUSAND. THE DECREASE IN THE LOSS IS GENRALLY DUE TO A STRATEGIC CHANGE IN SALES AND DISTRIBUTION TO REFLECT MORE OF A DIRECT SELLING CAMPAIGN TO THE CONSUMER.


                           McHenry Metals Golf Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  11/14/00                  By   /s/ Bradley J. Wilhite
    -------------------            ---------------------------------------------
                                     Bradley J. Wilhite, President and CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.